SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 72)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                    Venable, Baetjer, Howard & Civilleti, LLP
                     1201 New York Avenue, N.W., Suite 1000
                           Washington, D.C. 20005-3917
                                 (202) 962-4800

                                November 7, 2000
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 30 Pages)

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Concept Communications, Inc.

2.   Check the appropriate box if a member of a group            (a) [X]
                                                                 (b) [ ]

3.   SEC USE ONLY

4.   Source of Funds

     AF (Crown Communications Corporation)

5.   Check Box if Disclosure of Legal Proceedings is  Required  Pursuant  to
     Item 2(d) or 2(e)                                               [ ]

6.   Citizenship or Place of Organization

     Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares*
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares*
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares*

                                    10.     Shared Dispositive Power
                                            0 shares*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 shares*

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.  Percent of Class Represented by Amount in Row (11)

     0.0%*

14.  Type of Reporting Person

     CO

*Effective December 27, 2000, the date on which NAC merged with and into the Issuer and the Reporting Persons ceased to own any shares of Common Stock subject to Section 12(g) of the Exchange Act or any Preferred Stock.

1.  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)

    Crown Communications Corporation

2.  Check the appropriate box if a member of a group                     (a) [X]
                                                                         (b) [ ]
3.  SEC USE ONLY

4.  Source of Funds

    OO

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                             [ ]

6.  Citizenship or Place of Organization

    Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares*
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares*
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares*

                                    10.     Shared Dispositive Power
                                            0 shares*

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    0 shares*

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

13. Percent of Class Represented by Amount in Row (11)

    0.0%*

14. Type of Reporting Person

    CO

*Effective December 27, 2000, the date on which NAC merged with and into the Issuer and the Reporting Persons ceased to own any shares of Common Stock subject to Section 12(g) of the Exchange Act or any Preferred Stock.

1.  Names of Reporting Persons
    I.R.S. Identification Nos. of Above Persons (Entities Only)

    Crown Capital Corporation

2.  Check the appropriate box if a member of a group                     (a) [X]
                                                                         (b) [ ]
3.  SEC USE ONLY

4.  Source of Funds

    AF (Crown Communications Corporation)

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                        [ ]

6.  Citizenship or Place of Organization

    Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares*
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares*
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares*

                                    10.     Shared Dispositive Power
                                            0 shares*

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    0 shares*

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

13. Percent of Class Represented by Amount in Row (11)

    0.0%*

14. Type of Reporting Person

    CO

*Effective December 27, 2000, the date on which NAC merged with and into the Issuer and the Reporting Persons ceased to own any shares of Common Stock subject to Section 12(g) of the Exchange Act or any Preferred Stock.

1.  Names of Reporting Persons

    I.R.S. Identification Nos. of Above Persons (Entities Only)

    NNI Acquisition Corporation

2.  Check the appropriate box if a member of a group                (a) [X]
                                                                    (b) [ ]
3.  SEC USE ONLY

4.  Source of Funds

    AF (Crown Communications Corporation)

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                 [ ]

6.  Citizenship or Place of Organization

    Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares*
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares*
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares*

                                    10.     Shared Dispositive Power
                                            0 shares*

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    0 shares*

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]

13. Percent of Class Represented by Amount in Row (11)

    0.0%*

14. Type of Reporting Person

    CO

*Effective December 27, 2000, the date on which NAC merged with and into the Issuer and the Reporting Persons ceased to own any shares of Common Stock subject to Section 12(g) of the Exchange Act or any Preferred Stock.

         This Amendment No. 72 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by (i) Concept Communications, Inc., a Delaware corporation ("Concept"), (ii) Crown Communications Corporation, a Delaware corporation ("Communications"), (iii) Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), and (iv) NNI Acquisition Corporation, a Delaware corporation ("NAC"), relating to the Common Stock, par value Four Cents ($.04) per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented by adding the following at the end of the text thereof:

                  On November 7, 2000,  Communications  loaned $1,250,000 to the
Issuer  (as  further   discussed  in  Item  4  below)  from  funds  obtained  by
Communications from Atlantic Video.

                  On November 27, 2000,  Communications loaned $1,250,000 to the
Issuer  (as  further   discussed  in  Item  4  below)  from  funds  obtained  by
Communications from Atlantic Video.

                  The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications on November 7 and November 27, 2000 have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

                  On December 27, 2000, pursuant to the Merger, NAC merged with and into the Issuer (as further discussed in Item 4 below). Pursuant to the Merger, and assuming, for purposes of this filing, that no stockholder exercising appraisal rights in correction with the Merger receives a value different from the other stockholders of the issuer, a total consideration of Four Hundred Thirty One Thousand Eight Hundred Ninety-Six Dollars and One Cent ($431,896.01) (the "Merger Consideration") will to be paid to purchase all of the Common and Preferred Stock held by stockholders of record of the Issuer as of November 24, 2000 (the "Record Date") who were not Reporting Persons. The Merger Consideration was loaned to NAC by Communications from funds obtained by Communications from Atlantic Video.

                  The Reporting Persons understand from Atlantic Video that all or substantially all of the Merger Consideration was obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following at the end of the text under the caption "Certain Loans to the Issuer":

                  On November 7, 2000, Communications loaned to the Issuer $1,250,000, and the Issuer delivered to Communications a promissory note in like amount (the "November 7, 2000 Promissory Note"). The November 7, 2000 Promissory
Note is payable on January 1, 2001, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on November 7, 2000. The November 7, 2000 Promissory Note is secured under the terms of the Communications Security Agreement.

                  The foregoing  description of the November 7, 2000  Promissory
Note is qualified in its entirety by the text of the November 7, 2000 Promissory Note, which is attached hereto as Exhibit 72.1 and is incorporated herein by reference.

                  On November 27, 2000, Communications loaned to the Issuer $1,250,000, and the Issuer delivered to Communications a promissory note in like amount (the "November 27, 2000 Promissory Note"). The November 27, 2000 Promissory Note is payable on January 1, 2001, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on November 27, 2000. The November 27, 2000 Promissory Note is secured under the terms of the Communications Security Agreement.

                  The foregoing  description of the November 27, 2000 Promissory
Note is qualified in its entirety by the text of the November 27, 2000 Promissory Note, which is attached hereto as Exhibit 72.2 and is incorporated herein by reference.

         Item 4 is hereby further amended and supplemented by adding the following at the end of the text thereof:

                  Consummation of Merger

                  At a special meeting on December 27, 2000, the holders of Common Stock and Preferred Stock approved the Merger of NAC with and into the Issuer, as a result of which the Issuer became a wholly owned subsidiary of Communications and Concept. The Merger constitutes a going- private transaction within the meaning of Section 13(e)(3) of the Exchange Act.

As a result of the Merger, and without any action by the holders thereof:

o Each share of Common Stock that was issued and outstanding immediately prior to December 27, 2000, the Effective Time of the Merger (other than shares in connection with which a holder may exercise appraisal rights, and shares held by NAC or held in the treasury of the Issuer) was converted into the right to receive Seven Cents ($0.07) in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate(s) representing such share(s) of Common Stock;

o Each share of Preferred Stock that was issued and outstanding immediately prior to the Effective Time of the Merger (other than shares in connection with which a holder may exercise appraisal rights, and shares held by NAC or held in the treasury of the Issuer) was converted into the right to receive Seven Dollars ($7.00) in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate(s) representing such share(s) of Preferred Stock;

o Each share of Common Stock of NAC that was issued and outstanding immediately prior to the Effective Time was converted into the right to receive one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Issuer, with such shares of common stock of the Issuer constituting the only issued shares of the Issuer; and

o Each share of Common Stock and Preferred Stock of the Issuer owned by NAC or held in the treasury of the Issuer immediately prior to the Effective Time, is deemed cancelled, with no consideration to be paid with respect thereto.

                  As of the Effective Time, the charter and by-laws of NAC became the charter and by-laws of the Issuer. However, there were no changes to the Board of Directors or officers of the Issuer immediately following the Merger. On January __, 2001, the Issuer filed with the Commission a Certification and Notice of Termination of Registration under Section 12(g) of the Exchange Act on Form 15 (the "Form 15"). Pursuant to Rule 12g-4 of the Exchange Act, termination of registration of the Common Stock shall take place no more than 90 days after the filing of the Form 15. However, pursuant to Rule 12h-3 under the Exchange Act, the Issuer's duty to file reports required under the Exchange Act was suspended immediately upon filing of the Form 15. On January __, 2001, the Issuer also informed The Nasdaq Stock Market, Inc. of the Merger and requested that its Common Stock be delisted from the Nasdaq OTC Bulletin Board effective as of such date.

                  Finally, as of the Effective Time, the separate corporate existence of NAC ceased and the remaining Reporting Persons ceased to have beneficial ownership of any equity securities (as that term is defined in paragraph (i) of Rule 13d-1 of the Exchange Act) of the Issuer. Thus, following this Amendment No. 72, the Reporting Persons are no longer obligated to file reports pursuant to Regulation 13D-G of the Exchange Act with respect to the Common Stock of the Issuer.

         The foregoing description of the Merger is qualified in its entirety by the text of the following documents, each of which is incorporated herein by reference: (i) the Merger Agreement and the Amendment, which were previously filed with the Commission as Exhibit 64.1 to Amendment No. 64 and Exhibit 70.3 to Amendment No. 70, respectively, to the Schedule 13D, and (ii) the Certificate of Merger filed with the Office of the Secretary of State of the State of Delaware on December 27, 2000, which is attached hereto as Exhibit 72.5 and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

         Item 5(a) and (b) are hereby deleted in their entirety and replaced with the following:

                  (a), (b) The following table sets forth information with respect to the shares of the Common Stock constituting equity securities (as defined in paragraph (i) of Rule 13d-1 of the Exchange Act) that are beneficially owned by the Reporting Persons as of the close of business on the date of filing of this Amendment No. 72:


                     AGGREGATE NUM-                                                         SOLE POWER        SHARED POWER
                     BER OF SHARES                       SOLE POWER       SHARED POWER      TO DISPOSE        TO DISPOSE
                     BENEFICIALLY      PERCENTAGE        TO VOTE OR       TO VOTE OR        OR DIRECT         OR DIRECT
                     OWNED             OF CLASS          DIRECT VOTE      DIRECT VOTE       DISPOSITION       DISPOSITION
---------------------------------------------------------------------------------------------------------------------------
Concept                    -0-               0.0%              -0-              -0-               -0-               -0-
Communications             -0-               0.0%              -0-              -0-               -0-               -0-
Capital                    -0-               0.0%              -0-              -0-               -0-               -0-
NAC                        -0-               0.0%              -0-              -0-               -0-               -0-
---------------------------------------------------------------------------------------------------------------------------


         Item 5(c) is hereby deleted in its entirety and replaced with the following:

                  (c) The information set forth under the caption "Consummation of Merger" in Item 4 of this Amendment No. 72 is hereby incorporated by reference into this Item 5(c).

         Item 5 is hereby further amended and supplemented by adding the following at the end of the text thereof:

                  (e) The date on which the separate corporate existence of NAC ceased and the remaining Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock constituting equity securities (as defined in paragraph (i) of Rule 13d-1 of the Exchange Act) was December 27, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating therein the information set forth under Item 4 in this Amendment No. 72.

Item 7.  Items to be Filed as Exhibits



Exhibit                                                       Description
-------         ------------------------------------------------------------------------------------------------
72.1               Promissory Note, dated November 7, 2000, made by The Nostalgia Network, Inc. to Crown
                   Communications Corporation in the principal amount of $1,250,000.

72.2               Promissory Note, dated November 27, 2000, made by The Nostalgia Network, Inc. to Crown
                   Communications Corporation in the principal amount of $1,250,000.

72.3               Agreement and Plan of Merger, dated as of January 11, 2000, by and between The Nostalgia
                   Network, Inc. and NNI Acquisition Corporation (incorporated by reference to Exhibit 64.1 to
                   Amendment 64 to Schedule 13D filed on January 21, 2000).

72.4               Amendment 1 to Agreement and Plan of Merger, dated October 4, 2000, by and between NNI
                   Acquisition Corporation and The Nostalgia Network, Inc. (incorporated by reference to Exhibit
                   70.3 to Amendment 70 to Schedule 13D filed on October 12, 2000).

72.5               Certificate of Merger dated December 27, 2000 as filed by the Issuer with the Office of the
                   Secretary of State of the State of Delaware on December 27, 2000.


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  January 11, 2001


                                                CONCEPT COMMUNICATIONS, INC.


                                               By:/s/ Werner Seubert
                                                  -----------------------------
                                                  Werner Seubert, Vice President


                                                CROWN COMMUNICATIONS CORPORATION

                                               By:/s/ Werner Seubert
                                                  -----------------------------
                                                  Werner Seubert, Vice President

                                                CROWN CAPITAL CORPORATION

                                               By:/s/ Werner Seubert
                                                  -----------------------------
                                                  Werner Seubert, Vice President

Exhibit Index



Exhibit                                                 Description                                             Page
-------           ---------------------------------------------------------------------------------------      ------

72.1               Promissory Note dated November 7, 2000 made by The Nostalgia Network, Inc. to Crown           16
                   Communications Corporation in the principal amount of $1,250,000

72.2               Promissory Note dated November 27, 2000 made by The Nostalgia Network, Inc. to Crown          21
                   Communications Corporation in the principal amount of $1,250,000

72.3               Agreement and Plan of Merger, dated as of January 11, 2000, by and between The               N/A
                   Nostalgia Network, Inc. and NNI Acquisition Corporation (incorporated by reference to
                   Exhibit 64.1 to Amendment 64 to Schedule 13D filed on January 21, 2000).

72.4               Amendment 1 to Agreement and Plan of Merger dated October 4, 2000, by and between NNI        N/A
                   Acquisition Corporation and The Nostalgia Network, Inc. (incorporated by reference to
                   Exhibit 70.3 to Amendment 70 to Schedule 13D filed on October 12, 2000).

72.5               Certificate of Merger dated December 27, 2000 as filed by the Issuer with the Office          25
                   of the Secretary of State of the State of Delaware on December 27, 2000.


                                                                    EXHIBIT 72.1

                                 PROMISSORY NOTE

$1,250,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2001                                 November 7, 2000

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million two hundred fifty thousand dollars ($1,250,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on November 7, 2000, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

         2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

            (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

            (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

            (c) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

            (d) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Holder;

            (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

            (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

            (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12. Notices.

            (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel

         with a copy to:            Venable
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

            (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

     IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 7th of November 2000.

                                      MAKER:

ATTEST:                               MAKER:


/s/ Willard R. Nichols                THE NOSTALGIA NETWORK, INC.,
Secretary                                A Delaware corporation

                                      By:  /s/ Willard R. Nichols
                                           -------------------------------------
                                      Name:    Willard R. Nichols
                                      Title: Vice President, General Counsel and
                                             Secretary
[CORPORATE SEAL]

                                                                    EXHIBIT 72.2

                                 PROMISSORY NOTE

$1,250,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2001                                November 27, 2000

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million two hundred fifty thousand dollars ($1,250,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on November 27, 2000, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

         2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

            (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

            (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

            (c) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

            (d) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Holder;

            (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

            (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

            (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12. Notices.

             (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel

         with a copy to:            Venable
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

              (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

     IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 27th of November 2000.

                                      MAKER:

ATTEST:                               MAKER:

/s/ Willard R. Nichols                THE NOSTALGIA NETWORK, INC.,
Secretary                             A Delaware corporation

                                      By:  /s/ Willard R. Nichols
                                            ------------------------------------
                                      Name:    Willard R. Nichols
                                      Title: Vice President, General Counsel and
                                             Secretary
[CORPORATE SEAL]

                                                                    EXHIBIT 72.5

                              CERTIFICATE OF MERGER

                                       FOR

                                    MERGER OF

                           NNI ACQUISITION CORPORATION

                            (A DELAWARE CORPORATION)

                                      INTO

                           THE NOSTALGIA NETWORK, INC.

                            (A DELAWARE CORPORATION)

         The undersigned corporation, The Nostalgia Network, Inc., which is the surviving corporation in the merger described herein, hereby states as follows:

         1. The name and state of incorporation of each of the constituent corporations are as follows:

                  Name of Corporation                     State of Incorporation
                  -------------------                     ----------------------

                  NNI Acquisition Corporation                   Delaware
                  The Nostalgia Network, Inc.                   Delaware

         2. An agreement of merger, as amended, has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 251 of the General Corporation Law of the State of Delaware.

         3. The name of the surviving corporation is The Nostalgia Network, Inc., a Delaware corporation, which will continue its existence as the said surviving corporation under its present name.

         4. The Certificate of Incorporation of the surviving corporation shall be amended and restated in its entirety in the form attached hereto and made a part hereof.

         5. The executed agreement of merger, as amended, is on file at the principal place of business of the surviving corporation, which is 650 Massachusetts Avenue, N.W., Washington, D.C 20001.

         6. A copy of the agreement of merger, as amended, will be furnished by the surviving corporation, on request and without cost, to any stockholder of any of the constituent corporations.

         7. The agreement of merger, as amended, between the constituent corporations shall be effective upon the filing of this Certificate of Merger.


         IN WITNESS WHEREOF, The Nostalgia Network, Inc. has caused this Certificate of Merger to be executed by its duly authorized Vice President, effective as of the 27th day of December, 2000.


                                             THE NOSTALGIA NETWORK, INC.,
                                             a Delaware corporation

                                             By: /s/ Willard R. Nichols
                                                 -------------------------------
                                             Willard R. Nichols
                                             Vice President, General Counsel and
                                             Secretary

              AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
                           THE NOSTALGIA NETWORK, INC.

         The Nostalgia Network, Inc., a corporation existing under the laws of the State of Delaware, hereby certifies as follows:

         1. The name of the corporation is THE NOSTALGIA NETWORK, INC.

         2. The original Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on July 15, 1987. Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware on October 9, 1987 and Certificates of Amendment of the Certificate of Incorporation of this corporation were filed with the Secretary of State of the State of Delaware on October 25, 1990 and January 16, 1992.

         3. This Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of the Corporation (as previously amended) and has been adopted pursuant to the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

         4. The Certificate of Incorporation of the corporation is hereby further amended and restated to read in its entirety as follows:

                FIRST: The name of the corporation is THE NOSTALGIA NETWORK, INC.

                SECOND: The name of the registered agent and the address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 N. Orange Street, Wilmington, Delaware 19801, County of New Castle.

                THIRD: The purposes of the Corporation are to engage in, promote, conduct and carry on any lawful acts or activities for which corporations may be organized under the Delaware General Corporate Law of the State of Delaware, as amended (the "DGCL").

                FOURTH:   The  total   number  of  shares  of  stock  which  the
Corporation shall have authority to issue is Ten Thousand (10,000) shares of Common Stock, par value One Cent ($0.01) per share.

                FIFTH: The Corporation is to have perpetual existence.

                SIXTH: The private property or assets of the stockholders of the Corporation shall not to any extent whatsoever be subject to the payment of the debts of the Corporation.

                SEVENTH: Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

                EIGHTH: The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the Bylaws of the Corporation. None of the directors need be a stockholder or a resident of the State of Delaware.

                NINTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. All references in this paragraph to a director shall also be deemed to refer to any other person who, pursuant to a provision of the certificate of incorporation in accordance with Section 141 subsection (a) of the DGCL, exercises or performs any of the powers or duties otherwise conferred or imposed upon the board of directors by the DGCL. No amendment to or repeal of this Article NINTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

                TENTH: In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by DGCL or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized:

                A.  To  make,   amend,   alter  or  repeal  the  Bylaws  of  the
         Corporation;

                B. To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation;

                C. To set apart out of any funds of the Corporation available for dividends, a reserve or reserves for any proper purpose and to reduce any such reserve in the manner in which it was created; and

                D. To adopt from time to time Bylaw provisions with respect to indemnification of directors, officers, employees, agents and other persons as it shall deem expedient and in the best interests of the Corporation and to the extent permitted by law.

                ELEVENTH: The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

                TWELFTH: The Corporation reserves the right to amend, alter, change or repeal any provisions herein contained, in the manner now or hereafter prescribed by statute, and all rights, powers, privileges and discretionary authority granted or conferred herein upon stockholders or directors are granted subject to this reservation.

         5. This Amended and Restated Certificate of Incorporation has been duly approved and adopted by the Board of Directors of this Corporation.

         6. This Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 242 and 245 of the DGCL.

         IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed and executed in its corporate name by Squire D. Rushnell, its President, and affirmed and acknowledged by Willard R. Nichols, its Secretary, this 27th day of December, 2000.

                                                     THE NOSTALGIA NETWORK, INC.

                                                     By: /s/ Squire D. Rushnell
                                                         -----------------------
                                                     Name: Squire D. Rushnell
                                                     Its:     President

ATTEST:

/s/ Willard R. Nichols
----------------------
Willard R. Nichols, Secretary